UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CryoCor, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

229016100
(CUSIP Number)

OrbiMed Advisors LLC OrbiMed Capital LLC Samuel D. Isaly 767 Third Avenue New York, NY 10017 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Paul S. Schreiber, Esq.

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

Telephone: (212) 848-4000

June 14, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 229016100	Page 3 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Advisors LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 389,432
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 389,432
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,432
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.21%
14		TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D

CUSIP No. 229016100	Page 4 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Capital LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14		TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D

CUSIP No. 229016100	Page 5 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Samuel D. Isaly
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 389,432
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 389,432
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,432
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.21%
14		TYPE OF REPORTING PERSON (See Instructions) HC

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock (the “Shares”) of CryoCor, Inc. (the “Issuer”), a Delaware corporation with its principal executive offices located at 9717 Pacific Heights Blvd., San Diego, California 92121.

Item 2.	Identity and Background.

(a)              This Statement is being filed by OrbiMed Advisors LLC, a limited liability company organized under the laws of Delaware, OrbiMed Capital LLC, a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c)    OrbiMed Advisors LLC is a registered investment adviser under the Investment Advisers Act of 1940, as amended, that acts as investment adviser or general partner to certain clients which hold Shares of the Issuer, as more particularly described in Item 3 below. OrbiMed Advisors LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.

OrbiMed Capital LLC is a registered investment adviser under the Investment Advisers Act of 1940, as amended, that acts as general partner to certain limited partnerships as more particularly described in Item 3 below. OrbiMed Capital LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.

Isaly, a natural person, owns a controlling interest in OrbiMed Advisors LLC and OrbiMed Capital LLC.

The directors and executive officers of OrbiMed Advisors LLC and OrbiMed Capital LLC are set forth on Schedules I and II, attached hereto. Schedules I and II set forth the following information with respect to each such person:

(i)	name;
(ii)	business address (or residence address where indicated);
(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;
(iv)	citizenship.

(d) – (e)    During the last five years, neither the Reporting Persons nor any Person named in Schedules I and II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Isaly is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Considerations.

OrbiMed Advisors LLC and OrbiMed Capital LLC, under the respective investment advisory contracts and limited partnership or limited liability company agreements with or relating to, as the case may be, Caduceus Private Investments, LP, OrbiMed Associates LLC and UBS Juniper Crossover Fund L.L.C., as more particularly referred to in Item 6 below, caused these clients to acquire 1,231,936 Shares of the Issuer. As a result of their common control and/or mutual affiliation, the Reporting Persons were the beneficial owners of approximately 10.17% of the outstanding Shares of the Issuer.

Following that acquisition, but prior to the disposition described in the paragraph below, pursuant to an internal reorganization, OrbiMed Capital LLC was replaced as investment adviser to Caduceus Private Investments, LP by another entity having the same ownership and personnel, OrbiMed Capital GP I LLC ("GP I").

Prior to the close of June 14, 2007, pursuant to the authority of GP I and OrbiMed Advisers LLC under the respective investment advisory contracts and limited partnership or limited liability company agreements with or relating to, as the case may be, Caduceus Private Investments, LP (“Caduceus”) and OrbiMed Associates LLC (“Associates”) as more particularly referred to in Item 6 below, caused these clients to dispose of 842,504 Shares of the Issuer. This disposition represents a distribution by Caduceus and Associates of these securities to the limited partners in Caduceus and Associates. This distribution thus does not represent a change to the ultimate owners of the securities and may instead be viewed simply as a transfer into the hands of these ultimate owners.

As a result of their common control and/or mutual affiliation, the Reporting Persons are now the beneficial owners of approximately 3.21%, of the outstanding Shares of the Issuer.

None of the Reporting Persons have acquired or disposed of any additional Shares of the Issuer since June 14, 2007.

Item 4.	Purpose of Transaction.

As described more fully in Item 3 above, this statement relates to the disposition of Shares by the Reporting Persons. The Shares initially had been acquired (and those that continue to be held, are held) by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of their respective advisory clients.

The Reporting Persons had been granted the right to nominate a representative to the Board of Directors (the “Board”) of the Issuer, and nominated to that position Robert J. Adelman, Private Equity Partner of OrbiMed Advisors LLC and OrbiMed Capital LLC. Effective May 14, 2007, Mr. Adelman resigned from the Board of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As of the date of this filing, OrbiMed Advisors LLC and Samuel D. Isaly may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of 389,432 shares of the Common Stock of the Issuer. Based upon information contained in the most recent available filing by the Issuer with the SEC, such Shares constitute approximately 3.21% of the issued and outstanding Shares. As described above in Item 2, Isaly owns, pursuant to the terms of the limited liability company agreement of OrbiMed Advisors LLC a controlling interest in the outstanding limited liability company interests of such entity. As a result, Isaly and OrbiMed Advisors LLC share power to direct the vote and to direct the disposition of the Common Stock described in Item 3.

(c) Except as disclosed in Item 3, no transactions with respect to the Shares were effected during the past sixty (60) days by any of the Reporting Persons.

(d) Not applicable.

(e) After June 14, 2007, the Reporting Persons may no longer be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of more than 5% of the Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the relationships between the Reporting Persons described in Item 5, OrbiMed Capital GP I LLC is the general partner of Caduceus Private Investments, LP (“Caduceus”), a private equity fund, pursuant to the terms of its limited partnership agreement. OrbiMed Advisors LLC acts as managing member of OrbiMed Associates LLC (“Associates”) pursuant to the terms of its limited liability company agreement. OrbiMed Advisors LLC, through a joint venture with UBS Fund Advisor, L.L.C. entitled UBS Juniper Management, L.L.C., acts as investment manager of UBS Juniper Crossover Fund L.L.C. (“Juniper”), a registered investment company, pursuant to the terms of the UBS Juniper Crossover Fund, L.L.C. investment advisory agreement. Pursuant to these agreements and relationships, OrbiMed Advisors LLC and OrbiMed Capital GP I LLC have discretionary investment management authority with respect to the assets of Caduceus, Associates and Juniper. As noted above under Item 4, Robert J. Adelman, Private Equity Partner of OrbiMed Advisors LLC and OrbiMed Capital LLC, has resigned from the Board of Directors of the Issuer and, accordingly, the Reporting Persons no longer have the ability to effect and influence control of the Issuer.

Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit	Description
A.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC, and Samuel D. Isaly

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2007

OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
Name:	Samuel D. Isaly
Title:	Managing Partner

OrbiMed Capital LLC

By:	/s/ Samuel D. Isaly
Name:	Samuel D. Isaly
Title:	Managing Partner

By:	/s/ Samuel D. Isaly
Name:	Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Partner	Partner OrbiMed Advisors LLC
Michael Sheffery	Partner	Partner OrbiMed Advisors LLC
Carl L. Gordon	Partner	Partner OrbiMed Advisors LLC
Sven Borho German and Swedish Citizen	Partner	Partner OrbiMed Advisors LLC
Jonathan T. Silverstein	Partner	Partner OrbiMed Advisors LLC
Eric A. Bittelman	Chief Financial Officer and Chief Compliance Officer	CFO/CCO OrbiMed Advisors LLC

Schedule II

The name and present principal occupation of each of the executive officers and directors of OrbiMed Capital LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Partner	Partner OrbiMed Capital LLC
Michael Sheffery	Partner	Partner OrbiMed Capital LLC
Carl L. Gordon	Partner	Partner OrbiMed Capital LLC
Sven Borho German and Swedish Citizen	Partner	Partner OrbiMed Capital LLC
Jonathan T. Silverstein	Partner	Partner OrbiMed Capital LLC
Eric A. Bittelman	Chief Financial Officer and Chief Compliance Officer	CFO/CCO OrbiMed Capital LLC

EXHIBIT INDEX

Exhibit	Description	Page No.
A.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC, and Samuel D. Isaly	A-1

Exhibit A.

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13D, dated June 19, 2007 (the “Schedule 13D”), with respect to the Common Stock, par value $.01 per share, of CryoCor, Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13D. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 19th day of June 2007.

OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
Name:	Samuel D. Isaly
Title:	Managing Partner

OrbiMed Capital LLC

By:	/s/ Samuel D. Isaly
Name:	Samuel D. Isaly
Title:	Managing Partner

By:	/s/ Samuel D. Isaly
Name:	Samuel D. Isaly